Mail Stop 4561

February 16, 2010

Mr. Boyd Soussana
Chief Executive Officer
The Estate Vault, Inc.
1110 East Bonneville Ave.
Las Vegas, NV 89101

   Re: The Estate Vault, Inc.
     Item 4.02 Form 8-K
     Filed January 28, 2010
     Item 4.02 Form 8-K/A
     Filed February 5, 2010
     File No. 000-53444

Dear Mr. Soussana:

   We have completed our review of your Form 8-K and amendment and have no further comments at this time on the specific issues raised.

          Sincerely,

          Stephen Krikorian
          Accounting Branch Chief